UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-27665

CONTINENTAL GLOBAL GROUP, INC.

(Exact name of registrant as specified in its charter)

438 Industrial Drive

Winfield, Alabama 35594

                                            (205) 487-6492

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Series A and Series B Senior Notes due 2007

_____________________________________________

(Title of each class of securities covered by this Form)

None

_______________________________________________________________________

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X	]	Rule 12h-3(b)(1)(i)	[	]
Rule 12g-4(a)(1)(ii)	[	]	Rule 12h-3(b)(1)(ii)	[	]
Rule 12g-4(a)(2)(i)	[	]	Rule 12h-3(b)(2)(i)	[	]
Rule 12g-4(a)(2)(ii)	[	]	Rule 12h-3(b)(2)(ii)	[	]
			Rule 15d-6	[	]

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Continental Global Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2007	By: /s/ Jeffrey A. Behrendt
Name: Jeffrey A. Behrendt
Title: Vice President and Chief Financial Officer